UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-39734

Oriental Culture Holding LTD.

Room 1310, Tower B, Harbour View Building
Eastern District, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Termination of Sales Agreement

On December 11, 2025, Oriental Culture Holding Ltd., a Cayman Island exempted company (the “Company”) entered into a sales agreement (the “Sales Agreement”) with A.G.P./Alliance Global Partners (the “Agent”), with respect to an at the market offering program (the “ATM”), under which the Company may, from time to time in its sole discretion, issue and sell through the Agent, acting as sales agent or principal, up to $200 million of ordinary shares of the Company (the “Ordinary Shares”) as previously disclosed in the Form 6-K filed by the Company on December 11, 2025.

On April 17, 2026, the Company and the Agent agreed to terminate the Sales Agreement and the ATM program, effective immediately (the “Termination”). As of April 17, 2026, the Company has sold 5,666,684 Ordinary Shares under the ATM program pursuant to the Sales Agreement. Share numbers are retroactively adjusted for the reverse split of the ordinary shares of the Company in January 2026. Upon and after the Termination, no more Ordinary Shares will be sold under the ATM program mentioned above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Oriental Culture Holding LTD.

Date: April 21, 2026	By:	/s/ Yi Shao
	Name:	Yi Shao
	Title:	Chief Executive Officer

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